SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number 001-37400

Shopify Inc.

(Translation of registrant’s name into English)

150 Elgin Street, 8th Floor

Ottawa, Ontario, Canada K2P 1L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Shopify Inc. – Interim Financial Statements for the Second Quarter ended June 30, 2015

99.2	Shopify Inc. – Interim Management’s Discussion and Analysis for the Second Quarter ended June 30, 2015

99.3	Shopify Inc. – Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)

99.4	Shopify Inc. – Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 29, 2015 (File No. 333-204568).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHOPIFY INC.
(Registrant)

Date: July 30, 2015	By:	/S/ JOSEPH FRASCA
Name: Joseph Frasca Title: General Counsel and Secretary